FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SAMEX MINING CORP.

NOTICE PURSUANT TO NATIONAL INSTRUMENT NI 51-102

NOTICE OF CHANGE OF AUDITORS

SAMEX MINING CORP. (the "Company") hereby gives notice of appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of  #1300 - 1140 West Pender Street, Vancouver,  BC,  V6E 4G1, as the Company’s auditor in the place and stead of its former auditor, Steele & Co., Chartered Accountants.

The change of auditor was effective as of November 9, 2004.

In accordance with National Instrument NI 51-102, the Company reports that:

a)

in accordance with a resolution passed by the Company’s audit committee, Steele & Co., Chartered Accountants, was asked to resign as auditor in order to permit the appointment of Dale Matheson Carr Hilton LaBonte;

b)

there were no reservations in the reports of Steele & Co., Chartered Accountants contained in the reports on the annual financial statements of the Company for the fiscal year preceding the date of this Notice, and there has been no similar reservation contained in any auditor’s reports or comments on any interim financial information for any subsequent period preceding the date of this Notice;

c)

there have been no Reportable Events which are described in National Instrument NI 51-102 as "an occurrence in the relationship between the reporting issuer and the former or successor auditor which may have been a contributing factor to the Resignation or Termination"; and

d)

the change of auditors and the distribution of this notice together with letters from the former and successor auditors confirming the information contained herein has been considered and approved by the Company’s Audit Committee and the Board of Directors.

DATED effective as of 9th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

SAMEX MINING CORP.

"Jeffrey P. Dahl"

________________________________________

JEFFREY P. DAHL, PRESIDENT

November 9, 2004

B.C. Securities Commission

9th Floor - 701 West Georgia Street

Vancouver, B. C.

V6Y 1L2

and

Alberta Securities Commission

4th Floor - 300 5th Avenue S.W.

Calgary, Alberta

T2P 1L2

Dear Sirs:

Re:

Samex Mining Corp. (the "Company")

As required by National Instrument 51-102, we have reviewed the information contained in the Company=s Notice of Change of Auditor dated November 9, 2004 and we do not disagree with the information contained in such notice.  Our understanding is that the notice will read as follows:

1.

"in accordance with a resolution passed by the Company=s audit committee, Steele & Co., Chartered Accountants, was asked to resign as auditor in order to permit the appointment of Dale Matheson Carr-Hilton LaBonte;

2.

there were no reservations in the reports of Steele & Co., Chartered Accountants, contained in the reports on the annual financial statements of the Company for the fiscal year preceding the date of this Notice, and there has been no similar reservation contained in any auditor=s report or comments on any interim financial information for any subsequent period preceding the date of this Notice;

3.

there have been no Reportable Events which are described in National Instrument N151-102 as "an occurrence in the relationship between the reporting issuer and the former or successor auditor which may have been a contributing factor to the Resignation or Termination"; and

4.

the change of auditors and the distribution of this notice together with letters from the former and successor auditors confirming the information contained herein has been considered and approved by the Company=s Audit Committee and Board of Directors."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, will be provided to the Company=s registered shareholders with the meeting materials relating to the Company=s next general meeting of shareholders.

Yours truly,

"STEELE & CO."

CHARTERED ACCOUNTANTS

SCO/dka

cc:

Dale Matheson Carr-Hilton LaBonte

Chartered Accountants

#610 - 938 Howe Street

Vancouver, B. C.

V6Z 1N9

Samex Mining Corp.

#301 - 32920 Ventura Avenue

Abbotsford, B. C.

V2S 6J3

STEELE & CO.

CHARTERED ACCOUNTANTS

November 10, 2004

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

10025 Jasper Avenue, 20th Floor

Edmonton, Alberta

T5J 3Z5

Dear Sirs:

Re:

Samex Mining Corp.  (the "Company")

Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 9, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Reginald J. LaBonte, C.A.

DALE, MATHESON, CARR-HILTON, LABONTE

Chartered Accountants

cc:

Steele & Co.

Chartered Accountants

#808 - West Hastings Street

Vancouver, B.C.  V6C 1C8

SAMEX Mining Corp.

#310 - 32920 Ventura Avenue

Abbotsford, B.C.  V2S 6J3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  November 9, 2004